

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 3, 2022

Jon Winkelried
Chief Executive Officer
TPG Partners, LLC
301 Commerce Street, Suite 3300
Fort Worth, TX 76102

> **Re: TPG Partners, LLC**
> **Registration Statement on Form S-1 and**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed on December 16 and December 23, 2021**
> **File No. 333-261681**

Dear Mr. Winkelried:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 filed on December 16, 2021

Prospectus Summary, page 1

1. Please refer to the IRR chart on page 3. Please include definitions of IRR, Gross IRR and Net IRR to accompany this chart. In a footnote to the chart, please also disclose that Gross MoM and Investor Net MoM are also discussed under "Management's Discussion and Analysis of of Financial Results of Operation - Operating Metrics - Fund Performance Metrics."

Management's Discussion and Analysis of Financial Condition and Results of Operations
Fund Performance Metrics, page 183

2. We note the table reflecting the performance of your funds includes Gross MoM, but does

Jon Winkelried
TPG Partners, LLC
January 3, 2022
Page 2

not include Investor Net MoM. Footnote 9 to the table discusses Investor Net MoM but does not appear to correspond with a value in the chart. We further note the disclosure in footnote 7 to the chart that Gross IRR and Gross MoM are calculated adjusting Net IRR and Investor Net MoM. Please provide the Investor Net MoM calculation in the table or in the footnote to the table, or advise.

You may contact John Spitz at 202-551-3484 or Ben Phippen at 202-551-3697 if you have questions regarding comments on the financial statements and related matters. Please contact Susan Block at 202-551-3210 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance